ACTION BY THE GENERAL PARTNER OF PECO ENERGY CAPITAL, L.P.
           CREATING THE __% CUMULATIVE MONTHLY INCOME
              PREFERRED PARTNER INTERESTS, SERIES A


          Pursuant to Section 13.01 of the Amended and Restated Limited Partnership Agreement of PECO Energy Capital, L.P. dated ____________, 1994 (as amended from time to time, the "Partnership Agreement"), PECO Energy Capital Corp. as general partner (the "General Partner") of PECO Energy Capital, L.P. (the "Partnership"), desiring to state the designations, rights, privileges, restrictions, preferences, [voting rights] and other terms and conditions of a new series of Preferred Partner Interests, hereby authorizes and establishes such new series of Preferred Partner Interests according to the following terms and conditions (each capitalized terms used but not defined herein shall have the meaning set forth in the Partnership Agreement):

          (a) Designation. ____________ interests with an aggregate liquidation preference of $ ______ of the Preferred Partner Interests of the Partnership, liquidation preference $25 per Preferred Partner Interest, are hereby designated as "__% Cumulative Monthly Income Preferred Partner Interests, Series A" (hereinafter the "Series A Preferred Partner Interests.")

          (b)  Distributions.

               (i) The Preferred Partners who hold the Series A Preferred Partner Interests shall be entitled to receive, when, as and if declared by the General Partner out of funds on hand held by the Partnership and legally available therefor, cumulative cash distributions at a rate per annum of ___% of the stated liquidation preference of $25 per Series A Preferred Partner Interest per annum, commencing _____, 1994. Distributions on the Series A Preferred Partner Interests which accrue from the date of original issue to ____, 1994 shall be payable on ____, 1994.

               (ii) Distributions on the Series A Preferred Partner Interests must be declared by the General Partner in any calendar year or portion thereof to the extent that the General Partner reasonably anticipates that at the time of payment the Partnership will have, and must be paid by the Partnership to the extent that at the time of proposed payment it has, funds on hand legally available therefor sufficient to permit such payments. Distributions on the Series A Preferred Partner Interests will be deferred if and for so

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               long as PECO Energy Company ("PECO Energy") defers
               payments to the Partnership on the Series A
               Debentures (as defined below). Accrued and unpaid distributions on the Series A Preferred Partner Interests will accrue additional distributions ("Additional Distributions") in respect thereof, to the extent permitted by law, at the distribution rate per annum for the Series A Preferred Interests. Such Additional
               Distributions shall be payable at the time the related deferred distribution is paid, but in any event by the end of such deferral period. Distributions declared on the Series A Preferred Partner Interests will be payable to the Series A Preferred Partners as they appear on the books and records of the Partnership on the relevant record dates, which will be one Business Day prior to the relevant payment dates.

          (c)  Redemption.

               (i) The Series A Preferred Partner Interests are subject to redemption at the option of the General Partner, in whole or in part, from time to time, on or after _________, 1999, at the Redemption Price (as defined below).

               (ii) Upon redemption or payment at maturity of the ____% Subordinated Debentures due 2043, Series A (the "Series A Debentures") issued by PECO Energy pursuant to an Indenture dated as of _______, 1994 between PECO Energy and Meridian Trust Company, as Trustee (the "Indenture"), which Series A Debentures were purchased by the Partnership from PECO Energy with the proceeds from the issuance and sale of the Series A Preferred Partner Interests and the related capital contribution of the General Partner, the proceeds from such redemption or payment of the Series A Debentures shall be applied to redeem the Series A Preferred Partner Interests at the redemption price of $25 per Preferred Partner Interest plus accumulated and unpaid distributions (whether or not declared) and Additional Amounts (as defined below) to the date fixed for redemption, together with any accrued Additional Distributions thereon (the "Redemption Price").

               (iii) If at any time after the issuance of the Series A Preferred Partner Interests, the
               Partnership is or would be required to pay

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               Additional Amounts or if PECO Energy would be
               required to pay Additional Interest (as defined in the Indenture) on the Series A Debentures then, the Series A Preferred Partner Interests will be subject to redemption, at the option of the General Partner, in whole or, if such requirement relates only to certain of the Series A Preferred Partner Interests, the Series A Preferred Partner Interests subject to such requirement, in each case at any time thereafter at the Redemption Price.

               (iv) If a Tax Event shall occur and be continuing, the Series A Preferred Partner Interests will be subject to redemption, at the option of the General Partner, in whole or in part at the Redemption Price within ninety (90) days following the occurrence of such Tax Event. If an Investment Company Act Event shall occur and be continuing, the Series A Preferred Partner Interests will be subject to mandatory redemption in whole at the Redemption Price within ninety
               (90) days following the occurrence of such Investment Company Event.

          (d) Liquidation Distribution. In the event of any voluntary or involuntary dissolution and winding up of the Partnership, holders of the Series A Preferred Partner Interests at the time outstanding will be entitled to receive out of the assets of the Partnership available for distribution to holders of Preferred Partner Interests, after satisfaction of liabilities to creditors as required by the Delaware Act and before any distribution of assets is made to holders of the general partner interests, but together with holders of every other series of Preferred Partner Interests outstanding, an amount equal to, in the case of holders of Series A Preferred Partner Interests, the aggregate of the stated liquidation preference of $25 per Series A Preferred Partner Interest plus accumulated and unpaid distributions and Additional Distributions to the date of payment and Additional Amounts, if any (the "Liquidation Distribution").

          (e)  Voting Rights.  The holders of the Series A
Preferred Partner Interests shall have no voting rights except as provided in the Partnership Agreement.

          (f) Additional Amounts. If, as a result of (i) the Series A Debentures not being treated as indebtedness for United States federal income tax purposes or (ii) the Partnership not being treated as a partnership for United States federal income tax purposes, the Partnership is required to withhold or deduct from payments on the Series A Preferred Partner Interests for or

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on account of any present or future taxes imposed by the United
States which would not otherwise be required to be withheld or deducted, the Partnership will pay such additional amounts as may be necessary in order that the net amounts received by the holders of the Series A Preferred Partner Interests after such withholding or deduction will equal the amount which would have been receivable in respect of such Series A Preferred Partner Interests in the absence of such withholding or deduction ("Additional Amounts"), except that no such Additional Amounts will be payable to a holder of Series A Preferred Partner Interests (or a third party on such holder's behalf) with respect to Series A Preferred Partner Interests if:

          (a) such holder is liable for such taxes by reason of such holder having a connection with the United
               States, other than being a holder of Series A
               Preferred Partner Interests; or

          (b) the Partnership has notified such holder of the obligation to withhold or deduct taxes and requested but not received from such holder a declaration of non-residence, a valid taxpayer identification number or other claim for exemption in such form or content as may be required by the United States Internal Revenue Service, and such withholding or deduction would not have been required had such declaration, taxpayer identification number or claim been received.

          (g) Subordination. The holders of Series A Preferred Partner Interests are deemed, by acceptance of such Interests, to have (i) agreed that the Debentures issued pursuant to the Indenture are subordinate and junior in right of payment to all general liabilities as and to the extent provided in the Indenture and (ii) agreed that the Guarantee relating to the Series A Preferred Partner Interests is subordinate and junior in right of payment to all general liabilities of PECO Energy.

          IN WITNESS WHEREOF, the General Partner has executed this Action as of the day and year first above written.

                                   PECO Energy Capital Corp.


                                   By: _____________________
                                       Name:
                                       Title:

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